Calibert Explorations, LTD
645 Bayway Blvd, Clearwater Beach, Fl 33767
727-442-2667   727-683-9671 (Fax)
____________________________________________________________________________

April 26, 2010

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Calibert Explorations, Ltd.
Form 8-K filed October 30, 2009
Form 8-K filed December 2, 2009
Form 8-K filed March 10, 2010
File No. 000-53346

Dear Mr. Hiller:

In response to your letter dated April 15, 2010, please be advised as follows:

1.  Your comment has been directed to our accountant and auditor for review and comment.

2.  My goal was to put my business plan and website into Calibert and then have Calibert go forward and sell memberships in the website.  Calibert had retained one Kennedy Kerster of Vancouver, B.C. to advise it on the proposed transaction.  All of the steps I took were at his direction believing he was an expert in the completing the acquisition of the website.  He said that we had to create a corporation, put the asset (website) in, and then transfer the asset from the corporation (MegaLink Global) to Calibert.  I had no expertise in acquiring the asset by a public company.  I went with the advice which included filing the Form 8-Ks.   When your comments began to appear, I became concerned that I had done something wrong.   I decided the best thing was to unwind the deal, obtain a securities counsel (Conrad Lysiak), respond to your comments, and then after I made peace with the SEC, proceed to  place my website and business plan into Calibert in compliance with the law.

3.  The rescission agreement has been included in a Form 8-K which is being filed concurrently with this letter.

4.a.  Kennedy Kerster provided the asset purchase agreement.  Again, I relied upon him to prepare the proper documents.

 b.  I did not believe the conditions would not be satisfied.  I believed that all would occur as outlined in the agreement.

c.  I did not go into a discussion of the details you refer to because I never believed that the events would not occur as set forth in the acquisition agreement.

d.  I have decided to advise the public in the future that nothing is final until a closing occurs.  In short, I have become much more skeptical of events occurring, and representations of legal counsel, and do intend to include language that “there is no assurance that this transaction with ever be consummated.”  I believe that is the only way to handle future business dealings.

5.  We will file an amendment to the Form 10-K and include the evaluation.

We acknowledge that : 1) Calibert Explorations, Ltd. is responsible for the adequacy and accuracy of the disclosures in its filings; 2) the Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, 3) Calibert Explorations, Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Calibert Explorations, Ltd.

By:	DAVID SALTRELLI
David Saltrelli, President

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